Exhibit 99.4

For Immediate Release: March 8, 2023

Attention: Business Editors

VERSABANK DECLARES DIVIDENDS

LONDON, ON/CNW - VersaBank (the “Bank”) (TSX: VBNK; NASDAQ: VBNK) today announced that cash dividends in the amount of CAD $0.025 per Common Share of the Bank and CAD $0.1693 per Series 1 Preferred Share of the Bank, have been declared for the quarter ending April 30, 2023, payable as of April 30, 2023, to shareholders of record at the close of business on April 6, 2023.

The dividends to which this notice relates are eligible dividends for tax purposes.

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally regulated) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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